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SPECIAL NOTICE TO HOLDERS OF
MESA INC.
COMMON STOCK
WHOSE ADDRESSES ARE OUTSIDE
THE UNITED STATES

Dear Stockholder:

     Enclosed you will find materials relating to the distribution (the "Rights Offering") by MESA Inc. (the "Company") to holders of the Company's Common Stock, par value $.01 per share (the "Common Stock") of record as of the close
of business on           , 1996, (the "Record Date") of transferable rights
("Rights") to subscribe for and purchase shares of the Company's Series A 8% Cumulative Convertible Preferred Stock ("Series A Preferred Stock") on the basis of .912 Rights for each share of Common Stock held of record on the Record Date. A Subscription Certificate representing Rights to subscribe for shares of the Company's Series A Preferred Stock at $2.26 per share is not included in this mailing, but instead is being held on your behalf by the Subscription Agent, The American Stock Transfer & Trust Company. If you wish to exercise any or all of these Rights, you must so instruct the Subscription Agent in the manner described in the accompanying Prospectus and Instructions as to Use of MESA Inc.
Subscription Certificates by 5:00 p.m., New York City time, on           , 1996,
unless the Rights Offering is extended by the Company (as it may be extended, the "Expiration Date"). Rights not exercised by such time will expire and become worthless.

     ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO MORROW & CO., INC., THE INFORMATION AGENT, AT (800) 566-9061.